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                              June 28, 2024

       Timothy Babich
       Chief Executive Officer
       Golden Arrow Merger Corp.
       10 E. 53rd Street, 13th Floor
       New York, NY 10022

                                                        Re: Golden Arrow Merger
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 20, 2024
                                                            File No. 333-276849

       Dear Timothy Babich:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed June 20,
2024

       The Background of the Business Combination, page 101

   1. We note your response to comment 1 and reissue the comment in part. Please expand your disclosure to explain
how Bolt Threads calculated its total served addressable market of
                                                        $400 million, including
Bolt Threads' targeted pricing for b-silk.
       Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business
       Combination, page 132

   2. We note your response to comment 3. Please also revise the disclosure in this section to include the tax
consequences of all of the transactions covered by this proxy/registration statement, including
the merger. See Item 4(a)(6) of Form S-4.
 Timothy Babich
FirstName  LastNameTimothy
Golden Arrow  Merger Corp. Babich
Comapany
June       NameGolden Arrow Merger Corp.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Jason Simon, Esq.